SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number 000-31102

                                  Hemosol Inc.
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                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---             ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


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The following is included in this Report on Form 6-K:

1. Press Release, dated April 20, 2004.

                   HEMOSOL SHAREHOLDERS APPROVE REORGANIZATION

            Company to Realize Approximately $16 million in Proceeds

TORONTO, ON, April 20, 2004 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) announced that, at the annual and special meeting held earlier today, securityholders overwhelmingly approved a resolution authorizing the previously disclosed arrangement involving Hemosol, its securityholders and MDS Inc. Under the arrangement, Hemosol will, in effect, exchange a significant portion of its tax losses and other tax assets for a cash infusion of $16 million.

The arrangement is expected to close on or about April 30, 2004.

ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. The Company has a broad range of novel therapeutic products in development, including HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol also is developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, and a cell therapy program initially directed to the treatment of cancer. Hemosol intends to leverage its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities.

Hemosol common shares are listed on The Nasdaq National Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol

Contact:             Jason Hogan
                     Investor & Media Relations
                     416 361 1331
                     800 789 3419
                     416 815 0080 fax
                     ir@hemosol.com
                     www.hemosol.com


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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HEMOSOL INC.


                                   By: /s/ Lee D. Hartwell
                                      ------------------------------------------
                                      Name:  Lee D. Hartwell
                                      Title: President, Chief Executive
                                             Officer and Chief Financial Officer

Date:  April 21, 2004